DRAFT

TRANSGLOBE ENERGY CORPORATION ANNOUNCES

UPCOMING CHANGES TO THE BOARD OF DIRECTORS

AIM & TSX:  “TGL” & NASDAQ:  “TGA”

Calgary, Alberta, January 3, 2022 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces changes to the composition of the Company's Board of Directors.

CHANGES TO THE BOARD OF DIRECTORS

Appointment of Jennifer Kaufield

TransGlobe is pleased to announce the appointment of Ms. Jennifer Ann Kaufield (nee Smith) of Calgary, Alberta as an Independent Non-Executive Director effective January 1, 2022.

Ms. Kaufield (age 54) is an independent businesswoman with over 30 years of experience in private and public corporations both domestic and international, bringing a wealth of diversified experience to her role at TransGlobe.

Ms. Kaufield’s successful career includes her position as Chief Financial Officer of Titanium Corporation Inc., as well as public companies with global market footprints in both the mining and technology sectors.

Ms. Kaufield holds a Bachelor of Administration, Accounting from St. Francis Xavier University and Chartered Accountant (CA) and Chartered Public Accountant (CPA) designations.

Ms. Kaufield currently holds or has held the following directorships or partnerships over the last five years:

Current Directorships (Private and Not-for Profit)

•	Resicare Society of Calgary
•	Summer Haven Home Owners Association

Ms. Kaufield will stand for election at the Company’s Annual General Meeting on May 11, 2022.

Save as disclosed above, there are no further disclosures required to be made in respect of the appointment under Schedule 2(g) or Rule 17 of the AIM Rules for Companies.

Retiring Director Mr. Steven Sinclair

As part of the Company’s Board of Directors succession plan, Mr. Steven Sinclair has chosen to retire from the Board and will not stand for election at the Company’s 2022 Annual General Meeting.  Mr. Sinclair is a long serving director who joined TransGlobe in March 2017.  During his time with TransGlobe, Mr. Sinclair

DRAFT

has chaired the Audit Committee and has been a member of the Compensation, Human Resources and Governance Committee.

Mr. Sinclair will continue with the Board of Directors of TransGlobe until May 11, 2022 to provide an orderly transition of his role of Audit Committee Chair to Ms. Kaufield.

Statement from David Cook, Chair of the Board

“On behalf of the TransGlobe Energy Board of Directors, I warmly welcome Ms. Jennifer Kaufield and look forward to working with her. Jennifer will be a strong addition to our suite of Directors. Mr. Steven Sinclair has consistently been a valuable contributor over the past five years. Upon Steve’s departure later in 2022 we will miss his perspective, but wish him success in his future pursuits.”

About TransGlobe

TransGlobe Energy Corporation is a cashflow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:

TransGlobe Energy Corporation Randy Neely, President and CEO Eddie Ok, CFO	+1 403 264 9888 investor.relations@trans-globe.com http://www.trans-globe.com or via Tailwind Associates
Tailwind Associates (Investor Relations) Darren Engels	+1 403 618 8035 darren@tailwindassociates.ca http://www.tailwindassociates.ca
Canaccord Genuity (Nomad & Joint-Broker) Henry Fitzgerald-O’Connor James Asensio	+44(0) 20 7523 8000
Shore Capital (Joint Broker) Toby Gibbs	+44(0) 20 7408 4090